November 18, 2024

BY EDGAR CONFIDENTIAL SUBMISSION OF LETTER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attn:	William Demarest Jennifer Monick Catherine De Lorenzo Pam Long
	Re:	Artius II Acquisition Inc. Registration Statement on Form S-1 Filed November 6, 2024 File No. 333-283020

Ladies and Gentlemen:

Artius II Acquisition Inc. (the “Company,” “we” or “our”) has filed today Amendment No. 1 to its registration statement on Form S-1 (“Amendment No. 1”), together with this letter, via EDGAR submission. Set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated November 14, 2024 with respect to the above-referenced registration statement on Form S-1 filed on November 6, 2024 (File No. 333-283020).

Amendment No. 1 reflects the changes made in response to the Staff’s comments as well as other updates. We have reproduced below in bold the Staff’s comments and have provided the Company’s responses following the comment. Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 1. Unless otherwise indicated, page number references below refer to Amendment No. 1.

Registration Statement on Form S-1 filed November 6, 2024
Cover Page

1.
Please describe the anti-dilution adjustments that may result in the issuance of additional securities to the sponsor, its affiliates and promoters in connection with the conversion of founder shares to Class A shares, and in connection with any change in the size of the offering to maintain the number of founder shares at 20% upon the offering’s consummation, here in and in the tabular disclosure on page 10. State whether and, on page 10, the extent to which, these securities issuances may result in a material dilution of the purchaser’s equity interests, as required by Items 1602(a)(3) and 1602(b)(6) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on page 10.

2.
Please reconcile disclosure that the repayment of up to $300,000 of sponsor loans could be sourced from amounts available for working capital or permitted withdrawals (clauses (ii) and (iii) in the ninth paragraph of the cover page), with disclosure in footnote (2) on page 92 that repayment will be made upon completion of the offering out of the $750,000 of offering proceeds allocated for offering expenses other than underwriting commissions.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 92.

Use of Proceeds, page 92

3.
Please include prominent disclosure in your Use of Proceeds section and elsewhere that relevant disclosure appears that unlike many other SPACs, the proceeds of the public offering and the sale of the private units to your sponsor will not be sufficient to provide you with any working capital outside of the funds held in the trust and funds used to pay offering expenses. Clearly state that all working capital needs, including the items listed in the second table on page 92 as well as any amounts to be paid to the sponsor, its affiliates, officers or directors for loan repayments, fees, salaries or other cash payments, will be sourced from permitted withdrawals of interest on the funds held in the trust or from sponsor loans payable from such permitted withdrawals. Describe the impact of using permitted withdrawals of interest from the trust on public shareholders, including that the use of permitted withdrawals for payments to related parties and other working capital items will reduce the total amount of funds that will be available to distribute to public shareholders who wish to redeem shares.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 93.

4.
Please clarify the source of funds you expect to use to pay the “Scheduled Amount” of underwriting fees, as well as the fees for administrative services for the second 12 months of your 24-month completion window. We note that these amounts are not included in the offering expenses to be paid from offering proceeds, or the working capital items to be paid from permitted withdrawals or sponsor loans.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 92-93.

Description of Securities, page 154

5.	We note that you describe the units, ordinary shares, and contingent rights. Please also describe the public rights and private placement rights in this section.

Response:

In response to the Staff’s comment, the Company has relocated the disclosure with respect to public and private placement shares to appear earlier in this section on pages 159-160.

* * * *

We hope that the Company’s response above adequately addresses the Staff’s comments. If the Staff has any questions or requires any additional information, please do not hesitate to contact David I. Gottlieb at Cleary Gottlieb Steen & Hamilton LLP at +44 20 7614 2230 or dgottlieb@cgsh.com.

Very truly yours,
/s/ David I. Gottlieb
David I. Gottlieb
Partner

cc:	Boon Sim
Chief Executive Officer, Artius II Acquisition Inc.